

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2002

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached to the Registrant's Form 6-K filing for the month of June 2002, and incorporated by reference herein, are:

Exhibit No.	Description	PAGES
1.	News Release issued on May 23, 2002 entitled "DRD Accelerates Hedge Close Out."	4
2.	News Release issued on May 31, 2002 entitled "DRD Denies Reports of Mine Closure, Production Cuts."	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
M.A. Eloff
Group Company Secretary

Dated: JUNE 4, 2002

Exhibit 1



DURBAN ROODEPOORT DEEP

NEWS RELEASE

For immediate release

---

23 May 2002

107/02-jmd

DRD ACCELERATES HEDGE CLOSE OUT

Durban Roodepoort Deep, Limited (DRD) has announced the placement of 10.0 million new shares to raise approximately $40 million, $35 million of which will be used to accelerate the close out of the company's hedge book positions.

The balance of the proceeds, net of costs, will fund DRD's exploration programmes in Papua New Guinea and Australia, including the new Saki project.

This buyback will result in the close out of 50% of the remaining revenue hedge book.

Commenting on the placing by CIBC World Markets to primarily North American investors, DRD's Chief Financial Officer, Ian Murray, said: "The recent strength in the Rand has provided us with the opportunity to close out positions early.

"The gold price in Rand terms is now the lowest it has been since early December 2001 and, given our intention to eliminate our hedge book, the timing seems favourable. There was strong demand for the shares and the size of the placement had to be increased from 7.0 to 10.0 million shares as a result. The shares were placed with approximately 20 institutions, most of which are new holders of DRD shares. The geographic spread of this placement was 50% in Canada, 43% in the United States and 7% in Europe and the United Kingdom.

"Today's placement, together with other funding mechanisms we have in place – such as the structured finance facility we have mandated Standard Bank to arrange – will ensure that we can meet our commitments to fully participate in the spot gold price from 30 June this year and to significantly uplift our earnings."

Queries: James Duncan
+27 11 880 3924 (work)
+27 82 892 8052 (cell)

Exhibit 2



DURBAN ROODEPOORT DEEP

NEWS RELEASE

For immediate release

31 May 2002

108/02-jmd

DRD DENIES REPORTS OF MINE CLOSURE, PRODUCTION CUTS

Durban Roodepoort Deep, Limited Chairman and Chief Executive Officer Mark Wellesley-Wood has strongly denied reports which began circulating yesterday that the company was "set to lose over 40% of its refined gold production this year due to the exhaustion of a mine".

"The report, erroneously attributed to Reuters, began surfacing in internet chat rooms yesterday," Wellesley-Wood said today. "Attribution to an unnamed senior CVRD official may suggest confusion between DRD and CVRD."

Wellesley-Wood said that, contrary to the report, DRD was in a growth phase, details of which had been communicated to the market. Specifically, there had been no production problems in the month of May.

"I want to give our shareholders, employees and potential investors an emphatic assurance that DRD anticipates no mine closures or production cuts," Wellesley-Wood said.

Queries: James Duncan, Russell & Associates
+27 11 880 3924 (work)
+27 82 892 8052 (cell)